ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS


06014948

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2006
WASH, D.C.
199
SECTION

June 29, 2006

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since May 17, 2006 (date of most recent submission) pursuant to the laws of Canada:		
a. news releases i. May 26, 2006 ii. June 1, 2006 iii. June 13, 2006 iv. June 27, 2006	immediately	Issuer
b. Material Change Report dated June 1, 2006	within 10 days of the material change	Issuer

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dlw 7/10

A/007248000/42337.1

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. The same information as referred to in item 1(a) above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. Nil		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per: 

Michael Kennedy

MK/nt
Enclosures

A/007248000/42337.1


RECEIVED
JUL 0 7 2006
WASH. D.C.
199
SECTION
PROCESSING

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES/

BIOMS MEDICAL ANNOUNCES PRIVATE PLACEMENT

Edmonton, Alberta, May 26, 2006 - BioMS Medical Corp (TSX: MS) today announced that it has entered into definitive agreements with select institutional accredited investors to sell approximately 4.4 million units in a private placement at a price of $3.41 per unit, for gross proceeds of approximately $15 million. Each unit consists of one Class A common share of the Company and one-half of one common share purchase with each whole warrant entitling the holder to purchase one Class A common share at an exercise price of $4.00 per share for a period of four years from the date of closing of the private placement. The private placement is expected to close in the next several days and is subject to approval of the Toronto Stock Exchange and other customary closing conditions.

BioMS intends to use the proceeds from the financing to fund ongoing research and clinical development efforts and for general corporate purposes. Banc of America Securities LLC is acting as lead placement agent and Versant Partners Inc. and Rodman & Renshaw, LLC are acting as co-placement agents.

The securities being issued in the private placement are all subject to a four-month hold period in accordance with applicable Canadian securities laws. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and, until so registered, may not be offered or sold in the United States or any state or to, or for the account of, U.S. persons absent registration or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

"We are pleased to have secured additional resources to ensure the continued advancement of our clinical development programs for our important multiple sclerosis drug, MBP8298," said Kevin Giese, President of BioMS Medical.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.


BIOMS
MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES

BIOMS MEDICAL COMPLETES $15 MILLION PRIVATE PLACEMENT

Edmonton, Alberta, June 1, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has successfully completed the private placement of 4,406,800 million units at a price of $3.41 per unit for gross proceeds of $15,027,188.

Each unit consists of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at an exercise price of $4.00 per share for a period of four years. Banc of America Securities LLC acted as lead placement agent and Versant Partners Inc. and Rodman & Renshaw, LLC acted as co-placement agents.

"We are pleased with the positive response from the investment community as these proceeds will be used to finance our on-going phase III secondary progressive MS trial and allow us to advance our clinical strategy for MBP8298 into relapsing-remitting MS," said Kevin Giese, President of BioMS Medical.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com


RECEIVED
JUL 0 7 2006
SEC MAIL PROCESSING
WASH, D.C.
199
SECTION

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

EUROPEAN JOURNAL OF NEUROLOGY PUBLISHES MBP8298 PHASE II AND LONG-TERM FOLLOW-UP DATA

-Long-term efficacy and safety shown in multiple sclerosis patients-

Edmonton, Alberta, June 13, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that results of the phase II and long-term follow-up treatment of MS patients with MBP8298 have been published in the European Journal of Neurology (EJN). The publication highlights long-term efficacy, safety and mechanism of action data in respect of MBP8298. The journal also features an editorial entitled "The coming of age for antigen-specific therapy of multiple sclerosis." The data was published in the EJN online early issue and is expected to appear in the August 2006 printed issue.

The results show that MBP8298 safely delayed disease progression for five years in progressive MS patients with HLA-DR2 or HLA-DR4 immune response genes. Treatment and follow-up of patients demonstrated that patients in this DR2 and DR4 responder group, who comprise up to 75% of MS patients, had a median time to disease progression of 78 months as compared to 18 months for patients who received placebo.

"Our data suggest that we can safely delay progression of MS in an identified responder group of patients for extended periods of time," said Ingrid Catz, co-inventor of MBP8298 and co-author of the phase II study. "Recognizing the high variability of the disease in MS patients, the clinical and mechanistic evidence gathered to date supports the rationale of targeting patients with the HLA-DR2 or HLA-DR4 immune response gene. The identification of this responder group will improve efficiency toward the achievement of objectives in future clinical trials with MBP8298, while the potential for clinical responses in patients with other HLA haplotypes is further explored."

"While this is phase II data and needs to be confirmed in the on-going phase III trial, it is very hopeful information for MS patients," said Dr. Mark Freedman, Professor of Neurology at the University of Ottawa and Director of the Multiple Sclerosis Research Clinic at the Ottawa Hospital. "To delay disease progression for five years in progressive MS patients is a big step - there are currently very limited options available to treat this form of multiple sclerosis."

"The MS Society is pleased to hear about the positive results from this clinical trial and will watch closely the Phase III clinical trials," adds Dr. William J.

McIlroy, national medical advisor for the MS Society of Canada. "Having a drug that treats progressive MS would be very well received."

Phase II and Long Term Study Results

The Phase II study followed 32 patients with clinically diagnosed, MRI-confirmed progressive MS for 24 months, comparing safety and efficacy between MBP8298 and placebo administered intravenously every six months. Patients with the HLA-DR2 and/or HLA-DR4 immune response genes were identified as the key responder group, with no HLA-DR2 and/or DR4 patients on MBP8298 demonstrating progression during the initial 24 months, as compared to over 50% of the patients on placebo ($p=0.01$). After 5 years of open label follow-up treatment, comparison of disease progression in the HLA-DR2 or DR4 patients receiving MBP8298 with those in the original placebo group showed that the median time to first confirmed progression on EDSS was 78 months compared to 18 months for patients who had received placebo (Kaplan-Meier analysis, $p = 0.004$, relative rate of progression = 0.23). Patients were entered into the trial as matched pairs, had comparable baseline characteristics, and were randomized on a 1:1 basis between drug and placebo. Measurements of progression on EDSS followed the standard scoring method of one full point change for those patients with a starting EDSS score of 5.0 or less, and one half point change for those patients with a starting score of 5.5 or higher.

No serious adverse events were reported during the trial and follow up period, with MBP8298 appearing to be well tolerated. The most common side effect reported was occasional injection site redness and burning that was not seen to be evident of increased hypersensitivity or allergic reaction, and with as many placebo patients in the double blind trial reporting this side effect as patients receiving drug. To date, there are more than 300 patient years of treatment experience with the longest individual patient treatment period now at more than 12 years.

Novel Mechanism of Action

In MS patients the body's immune system inappropriately attacks the myelin coating around the nerves in the brain and spinal column, whereas healthy people are otherwise "tolerant" of such common body components. The proposed mechanism of action of MBP8298 is, by design, to re-introduce such a state of "tolerance" to a critical portion of the nerve's Myelin Basic Protein that is an immunological site of attack in many MS patients. This is accomplished by the IV injection of a large dose of a soluble antigen, as represented by MBP8298, into MS patients. The phase II results published in the EJN demonstrated significant evidence of this "tolerance" effect, as HLA-DR2 and HLA-DR4 patients not only responded clinically to MBP8298, but they also had their antibodies to Myelin Basic Protein suppressed during the course of their treatment. This effect was achieved through the treatment regimen of one intravenous injection two times per year.

Pivotal Phase II/III Multiple Sclerosis Trial
BioMS Medical is currently enrolling patients across Canada, the U.K., Sweden and Denmark in its pivotal phase II/III clinical trial evaluating MBP8298 for the treatment of secondary progressive multiple sclerosis (SPMS). The trial is a randomized, double-blind study enrolling approximately 553 patients who will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the disease as measured by the Expanded Disability Status Scale (EDSS), in patients with HLA-DR2 and/or HLA-DR4 immune response genes. Time to disease progression in patients with other HLA-DR types will be assessed separately as an exploratory arm of the same study. To date the trial has successfully passed four safety reviews by its independent Data Safety Monitoring Board.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

MEDIA Contact:
Sarah Rutka
Fleishman-Hillard Canada
416-645-8191
Email : sarah.rutka@fleishman.ca

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
514-939-3989
E-mail: bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL EXPANDS PIVOTAL MULTIPLE SCLEROSIS TRIAL INTO THE NETHERLANDS

Edmonton, Alberta, June 22, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has received approval to start patient enrolment in The Netherlands for its pivotal phase II/III clinical trial of MBP8298, a proprietary synthetic peptide for the treatment of secondary progressive multiple sclerosis (SPMS). Approval was received from the Competent Authority in The Netherlands, CCMO (Central Committee on Research Involving Human Subjects).

Pivotal Phase II/III Multiple Sclerosis Trial
BioMS Medical is currently enrolling patients across Canada, the U.K., Sweden and Denmark in its pivotal phase II/III clinical trial evaluating MBP8298 for the treatment of secondary progressive multiple sclerosis (SPMS). The trial is a randomized, double-blind study enrolling approximately 553 patients who will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the disease as measured by the Expanded Disability Status Scale (EDSS), in patients with HLA-DR2 and/or HLA-DR4 immune response genes. Time to disease progression in patients with other HLA-DR types will be assessed separately as an exploratory arm of the same study. To date the trial has successfully passed four safety reviews by its independent Data Safety Monitoring Board.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby James Smith

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com


SEC MAIL
PROCESSING
RECEIVED
JUL 07 2006
WASH, D.C.
199
SECTION

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 NAME AND ADDRESS

BioMS Medical Corp. (the "Company")
6030 – 88th Street
Edmonton, Alberta T6E 6G4

ITEM 2 DATE OF MATERIAL CHANGE

May 26, 2006 and June 1, 2006

ITEM 3 NEWS RELEASE

The Company issued press releases dated May 26, 2006 and June 1, 2006. The press releases were disseminated via Canada Newswire.

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

See attached New Releases.

ITEM 6 RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7 OMITTED INFORMATION

Not applicable.

ITEM 8 EXECUTIVE OFFICER

To obtain further information, contact Clifford Giese, Chairman of the Board and Director of the Company at BioMS Medical Corp., 6030 – 88th Street, Edmonton, Alberta T6E 6G4. Telephone 780-413-7152 Facsimile 780-408-3040

ITEM 9 DATE OR REPORT

June 1, 2006.

Dated at Edmonton, Alberta this 1st day of June, 2006.

Mike Kennedy, Corporate Secretary

A/007248000/40423.1


BIOMS
MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

/NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES/

BIOMS MEDICAL ANNOUNCES PRIVATE PLACEMENT

Edmonton, Alberta, May 26, 2006 - BioMS Medical Corp (TSX: MS) today announced that it has entered into definitive agreements with select institutional accredited investors to sell approximately 4.4 million units in a private placement at a price of $3.41 per unit, for gross proceeds of approximately $15 million. Each unit consists of one Class A common share of the Company and one-half of one common share purchase with each whole warrant entitling the holder to purchase one Class A common share at an exercise price of $4.00 per share for a period of four years from the date of closing of the private placement. The private placement is expected to close in the next several days and is subject to approval of the Toronto Stock Exchange and other customary closing conditions.

BioMS intends to use the proceeds from the financing to fund ongoing research and clinical development efforts and for general corporate purposes. Banc of America Securities LLC is acting as lead placement agent and Versant Partners Inc. and Rodman & Renshaw, LLC are acting as co-placement agents.

The securities being issued in the private placement are all subject to a four-month hold period in accordance with applicable Canadian securities laws. The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and, until so registered, may not be offered or sold in the United States or any state or to, or for the account of, U.S. persons absent registration or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

"We are pleased to have secured additional resources to ensure the continued advancement of our clinical development programs for our important multiple sclerosis drug, MBP8298," said Kevin Giese, President of BioMS Medical.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com



FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

NOT FOR DISTRIBUTION TO UNITED STATES NEWS SERVICES OR DISSEMINATION IN THE UNITED STATES

BIOMS MEDICAL COMPLETES $15 MILLION PRIVATE PLACEMENT

Edmonton, Alberta, June 1, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has successfully completed the private placement of 4,406,800 million units at a price of $3.41 per unit for gross proceeds of $15,027,188.

Each unit consists of one common share of the Company and one-half of one common share purchase warrant with each whole warrant entitling the holder to purchase one common share at an exercise price of $4.00 per share for a period of four years. Banc of America Securities LLC acted as lead placement agent and Versant Partners Inc. and Rodman & Renshaw, LLC acted as co-placement agents.

"We are pleased with the positive response from the investment community as these proceeds will be used to finance our on-going phase III secondary progressive MS trial and allow us to advance our clinical strategy for MBP8298 into relapsing-remitting MS," said Kevin Giese, President of BioMS Medical.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com